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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)



                               LENOX BANCORP, INC.

                                (Name of Issuer)


                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                    526253109
                                 --------------
                                 (CUSIP Number)

  Virginia M. Deisch, 4730 Montgomery Road, Norwood, Ohio 45212 (513) 531-8655

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 14, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Schedules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .


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-------------------------------------------------------------------------------
CUSIP No.  526253109                                    SCHEDULE 13D
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Virginia M. Deisch

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2     CHECK BOX IF A MEMBER OF A GROUP                          (a)
                                                                (b)

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3     SEC USE ONLY
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4     SOURCE OF FUNDS*

      PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
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                        7    SOLE VOTING POWER
     NUMBER OF               16,342 (including 3,406 shares subject to options)
SHARES BENEFICIALLY
     OWNED BY         ---------------------------------------------------------
       EACH             8    SHARED VOTING POWER
     REPORTING
      PERSON          ---------------------------------------------------------
       WITH             9    SOLE DISPOSITIVE POWER

                             14,810 (excludes 1,532 shares of unvested
                             restricted stock awards)
                      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       16,342 shares (including 3,406 shares subject to options)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       5.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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Item 1. Security and Issuer

         This statement relates to shares of common stock, par value $0.01 per share (the "Stock"), of Lenox Bancorp, Inc. (the "Company"), an Ohio corporation, having its principal executive offices at 4730 Montgomery Road, Norwood, Ohio 45212.

Item 2. Identity and Background

               (a) This statement is being filed on behalf of Virginia M. Deisch (the "Reporting Person").

               (b) The Reporting Person's business address is 4730 Montgomery Road, Norwood, Ohio 45212.

               (c) The Reporting Person is the President and Chief Executive Officer and a director of the Company and its wholly-owned subsidiary, Lenox Savings Bank (the "Bank"), which has the same principal executive office as the Company.

               (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

               (e) The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  The Reporting Person is a United States citizen.



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Item 3. Source and Amount of Funds or Other Consideration

         Within the last 60 days, 1,821 shares were acquired by the Reporting Person on April 14, 2000 through an allocation under the Lenox Savings Bank Employee Stock Ownership Plan. The shares allocated to the Reporting Person under the employee stock ownership plan were allocated from a trust, which used funds loaned to it by the Company at the time the Bank converted from mutual to stock form. No personal funds were used to acquire the aggregate of 1,821 shares acquired by the Reporting Person. Additionally, no part of the price paid for shares was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting securities.

Item 4. Purpose of Transaction

         The Reporting Person acquired the Company's stock for investment purposes. The Reporting Person may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

         Except as described above, the Reporting Person does not have any present plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

         (a) The Reporting Person beneficially owns 16,342 shares, representing 5.7% of the 285,028 outstanding shares of the Company that were reported outstanding at March 23, 2000.

         The beneficially owned shares includes 3,406 shares underlying exercisable stock options that were granted under the Company's 1997 Incentive Plan which the Reporting Person currently has the right to acquire.

         (b) The Reporting Person has sole voting power over 16,342 shares, which includes 3,406 shares that the Reporting Person has the right to acquire pursuant to exercisable options.

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The Reporting Person has sole dispositive power over 14,810 shares, which excludes 1,532 shares of unvested restricted stock awards. The Reporting Person has no shared voting and dispositive power over any shares.

         (c) Except as reported in Item 3 hereof, there has been no transaction in the Common Stock of the Company effected during the past sixty (60) days by the Reporting Person.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in Item 5(a).

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Company's common stock.

Item 7. Material Required to be Filed as Exhibits

         None.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


April 27, 2000                By: /s/ Virginia M. Deisch
                                 ----------------------------------------------
                                 Virginia M. Deisch (in her individual capacity)